U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number 000-17541
                               CUSIP Number 743113 10 4

(Check One):  [   ] Form 10-K and Form 10-KSB [   ] Form 20-F   [   ] Form 11-K [X] Form 10-Q and Form 10-QSB
[   ] Form N-SAR

For Period Ended: March 29, 2008
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:                                                                      PRESSTEK, INC.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

2 Greenwich Office Park, Suite 300
City, State and Zip Code
Greenwich, CT 06831

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 within the prescribed time for the reasons described below.

Delays in the filing of our Annual Report on Form 10-K, which was filed with the SEC on April 30, 2008, created subsequent quarter close delays and the Company has been unable to complete its Form 10-Q for the period ended March 29, 2008 within the prescribed time limit.  The Company intends to file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James Van Horn	(203) 485-7523
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [X]    No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [X]    No [   ]

The Company expects to report net income for the quarter ended March 29, 2008 of approximately $0.2 million, compared with a net loss of approximately $1.0 million in the comparable prior quarter.  The estimated $1.2 million increase in net income for the quarter ended March 29, 2008, compared to the comparable quarter of the prior year, is primarily attributable to cost reductions resulting from our Business Improvement Plan, “BIP”, which favorably impacted gross margins as well as operating expenses.  In addition, operating expenses were favorably impacted by lower commissions and accounting fees.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 9, 2008                                                                       /s/ Jeffrey A. Cook
                         Name:  Jeffrey A. Cook
                         Title:    Executive Vice-President and Chief Financial Officer